OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD CORP. STAKES NEW CLAIMS IN NEVADA

Vancouver, BC, Canada – May 6, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) acquired through staking 52 claims in the southwest Trinity Range, in Churchill County, Nevada that comprise the NEON Project. The project covers approximately 1.5 square miles (3.9 sq. km) and is located 27 miles (43 km) northeast of Fernley, Nevada.

The Neon property was staked as an initial result of a Miranda generative program designed to secure gold exploration targets that can be generally characterized as quartz-tourmaline-gold systems related to intrusive rocks.  The Spring Valley deposit, reported by Midway Gold Corporation as containing a 1.8 million ounce gold resource, is a first to demonstrate that quartz-tourmaline-gold systems can host significant gold deposits in Nevada.

The geology on the property and surrounding area includes Permian-Triassic meta-volcanic rocks. Variable amounts of tourmaline-bearing quartz veinlets occur throughout the meta-volcanic rocks on the project.  Tourmaline in smaller quantities occurs as replacements, and within breccia and quartz stockwork.  Predominant alteration types are bleaching and intense limonite oxidation.  Twelve rock-chip samples taken by Miranda yield gold values in a range from non-detectable to a high of 0.473 oz Au/t (16.2 g Au/t).  The high-grade sample has tourmaline in quartz and moderate to strong limonite.  Trace elements associated with gold are bismuth and base metals suggesting an intrusive association for the gold system.

Miranda feels it is important to expose it shareholders to the discovery of exciting new deposit styles in Nevada while continuing to maintain a focus exploring for large sediment-hosted deposits in the Cortez Trend.

Miranda will implement an evaluation of the Neon property that will include mapping and geochemical sampling. In line with Miranda's business model, a joint venture partner will be sought to further explore the project.

Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish. Samples were also analyzed for a 50-element geochemical suite by ICP-AES.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Newcrest Resources Inc., Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.